Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143

On December 3, 2001, EchoStar Communications Corporation, Hughes Electronics Corporation and General Motors issued the press release set forth below.

For Release:  Monday, December 3, 2001

                  GM, Hughes, EchoStar File Application at FCC
    Proposed Satellite TV Merger Would Bring Significant Benefits to American
                                    Consumers

     WASHINGTON - General Motors, Hughes Electronics (NYSE: GM, GMH) and EchoStar Communications Corporation (NASDAQ:DISH) today filed their application to the U.S. Federal Communications Commission (FCC) for approval to transfer control of certain licenses to their proposed merged company. The FCC review is designed to ensure that the transaction serves the public interest.
     The companies state in the application that the proposed transaction would comply with FCC rules and bring extraordinary benefits to American consumers through more effective competition to cable television; more programming choices including local channels in more metropolitan areas and more high definition TV content; improved satellite-based, high-speed Internet deployment; and enhanced service to rural communities.
     In late October, the companies announced definitive agreements for a proposed transaction in which Hughes would separate from General Motors and merge with EchoStar. The new company would be named Echostar Communications Corporation and would market its video products and services under the DIRECTV brand. In today's application, the FCC is being asked to allow the transfer of control of the satellite, earth station and other related authorizations currently held by the companies to the proposed new entity.
     "With the enormous efficiencies generated by this merger, we can accelerate the delivery of local TV channels for more Americans, increase HDTV services and provide for a faster introduction of high-speed Internet access. We will also commit to continue our practice of offering uniform, nationwide pricing. This merger is the best hope to provide true competition to cable companies," said Charlie Ergen, chairman and chief executive officer of EchoStar.
     The proposed merger will create a combined satellite television platform better able to compete effectively with the dominant and entrenched cable operators in the pay-television market, also known as the multichannel video programming distribution (MVPD) market. Today's MVPD market remains dominated by cable operators, which claim a share of about 80 percent or nearly 70 million subscribers. In contrast, the combined Hughes-EchoStar would serve only 17 percent of the MVPD market, or approximately 15 million customers.
     "One of the most compelling efficiencies of an EchoStar-Hughes merger is elimination of the duplicative use of the radio spectrum that the FCC has allocated for Direct Broadcast Satellite (DBS) service, freeing up use of that spectrum for use for adding local broadcast channels, additional programming and new services such as video on demand and high definition TV," the application states.

     By combining the resources of EchoStar and Hughes, which would free up a significant amount of spectrum capacity, the new company would be able to provide the most meaningful competition to cable companies, benefiting consumers in numerous ways. For example:
     o The new company would expand local network television coverage from the current 42 total metropolitan areas the companies serve today, to more than 100 metropolitan areas. Currently, EchoStar and Hughes are limited in their ability to serve additional metropolitan areas because of scarce spectrum and the advent of new regulations, known as "must carry" rules, which take effect on Jan. 1, 2002.
     o The combined new company would be better able to provide more programming choices including the addition of at least 12 high definition TV channels. This would help spur the digital transition among cable providers, programmers and broadcasters, as well as encourage the use of digital television equipment by consumers.
     o The new company would also accelerate the availability and enhanced quality of two-way, "always on," high-speed Internet access via satellite at competitive prices, which would provide competition to cable modem and DSL services. Because it would be available nationwide, satellite-based Internet access would help bridge the "digital divide" for rural customers where cable modem or DSL services are not available.
     o Rural America would further benefit from the advantages of nationwide pricing for video services, which would offer customers in rural areas the full benefits of the rigorous competition occurring in urban and suburban areas.
     "When measured against various components of the Commission's public interest standard, the proposed merger is consistent with all relevant Commission rules and policies, and will result in very significant, affirmative public interest benefits," the application states. "It will advance the Commission's core policies in favor of a more competitive video marketplace, efficient use of scarce spectrum and satellite resources, and the provision of advanced broadband services to all Americans."
     "The merger should be evaluated in a marketplace that includes the entire MVPD market," according to Robert D. Willig, professor of Economics and Public Affairs at Princeton University and former deputy assistant attorney general for Economics in the Antitrust Division of the Justice Department, in a declaration included in the FCC application. "The relevant market for evaluating the merger of EchoStar and DIRECTV includes cable providers," Willig said. "The primary objective of each firm is to gain market share by luring consumers away from the leading cable providers, and the firms accordingly price their DBS programming services at levels based primarily on the prices charged by cable providers."
     In addition to the FCC review, the transaction is being reviewed by Department of Justice Antitrust Division to ensure the merger complies with antitrust laws. The transaction is also subject to other regulatory review, including by the U.S. Internal Revenue Service and Securities and Exchange Commission.
     The text of the filing will be available through company websites: www.gm.com, www.hughes.com, www.echostar.com.



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

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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